March 11, 2011

VIA EDGAR
Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Re: Global Cornerstone Holdings Limited Registration Statement on Form S-l Filed February 8, 2011 File No. 333-172120

Dear Ms. Long:

Global Cornerstone Holdings Limited (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 4, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on February 8, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes from the original Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please confirm that any preliminary prospectus that you circulate will include all non-430A information.

The Company hereby confirms any preliminary prospectus we circulate will include all non-430A information.

2.	Please provide us with copies of any graphics or photographs you intend to use in your prospectus. We may have comments on these materials.

The Company does not intend to use any graphics or photographs in this prospectus.

3.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

As requested, prior to the effectiveness of the Registration Statement, the Company will inform the Staff whether or not the amount of compensation allowable or payable to the underwriters has received clearance from FINRA.

4.
Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your prospectus.

As requested, the Company has made corresponding changes to all affected disclosure throughout the prospectus in response to the Staff’s comments.

5.	Please file all omitted exhibits, including the legality opinion. Please note that you will need to allow time for our review once you file the exhibits.

In accordance with the Staff’s request, the Company has filed with Amendment No. 1 substantially all of the omitted exhibits, including the legality opinion.

Outside Front Cover Page of the Prospectus

6.	Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

In accordance with the Staff’s comment, the Company has limited the Registration Statement’s cover page to one page.

7.
Please revise the cover page to discuss your ability to purchase shares either in the open market or in privately negotiated transactions, and the purpose of such purchases. In this regard, we note the disclosure on pages 10 and 11.

The Registration Statement has been amended (Cover Page of Prospectus) in accordance with the Staff’s comment.

8.
Please revise your disclosure to indicate that you will not require your initial acquisition target to have a minimum fair market value equal to a certain percentage of the net assets held in the trust account. Please further indicate that you will consummate an initial business combination only if you will become a controlling shareholder of the target or not required to register as an investment company. Finally, please discuss the fact that obtaining a controlling interest in the target may not result in your owning a majority interest in the combined company. In this regard, we note your disclosure in the last paragraph on page 10.

The Registration Statement has been amended (Cover Page of Prospectus) in accordance with the Staff’s comment.

9.	Please revise the penultimate paragraph to discuss the additional funds that will be deposited in the trust account with respect to the sponsor warrants.

We have revised the penultimate paragraph of the Cover Page of Prospectus to clarify that proceeds from the sale of  the units and the sponsor warrants will be deposited into the trust account and amount to approximately $80 million in the aggregate or $10.00 per unit. Please also see the calculations under “Use of Proceeds” on page 54 for a detailed illustration of the funds to be deposited into the trust account.

10.	Please delete the reference to your underwriter as the “Sole Book-Running Manager”.

We respectfully submit that the reference to our underwriter as the “Sole Book-Running Manager” is an accurate description of its functional role and should be retained to clarify Citigroup Global Market Inc.'s participation in the offering in relation to the other underwriters currently listed on the front cover.   Furthermore, the Commission has not objected to this language on other recent precedent including Hicks Acquisition Company II, Inc. (SEC File No. 333-167809) and JWC Acquisition Corp. (SEC File No. 333-168798).

Table of Contents, page i

11.	We note that the sections beginning on pages 111, 117 and 129 are not included in the table of contents. Please revise accordingly.

The Registration Statement has been amended (Table of Contents) in accordance with the Staff’s comment.

Summary, page 1

12.	Please address the prospectus comments below in similar disclosures that appear throughout your prospectus, as applicable.

In accordance with the Staff’s comment, we addressed the prospectus summary comments below in similar disclosures that appear throughout the prospectus.

General, page 1

13.	Please revise the first paragraph to briefly explain the significance of the limited liability characteristic of your company.

The Registration Statement has been amended (pages 1, 63 and 68) in accordance with the Staff’s comment.

14.
We note that you intend to acquire a business operating primarily in Asia, Europe or the United States, although you are not limited to those geographic regions. Please revise your disclosure to explain why you intend to focus on businesses operating in these countries. Please further revise your disclosure to provide more detailed information regarding your intended search process. Disclose in detail how your criteria would differ among the various countries within your initial focus, including the following:

•	Disclose which country you will focus on first and whether there is a priority within the listed countries;

•	Describe how you will conduct your search within the different countries you list;

•	Disclose your estimated time frame and/or monetary amount used that will trigger your search of targeted businesses not in the countries you identify;

•	Disclose in detail the factors you would use to decide to invest in a business that is outside of the countries you identify; and

•	State whether you will consider potential target businesses that are not within the countries you specify if such businesses are presented to you early in the process.

The Registration Statement has been amended (pages 1 and 68) in accordance with the Staff’s comment.

15.
We note the disclosure in the second paragraph regarding the industries in which you may consider an acquisition target. Please revise to make clear that the company is not limited to acquiring a company in any particular industry.

We respectfully submit that the cited disclosure in the second paragraph (page 1) indicates that the Company is not limited to acquiring a company in any particular industry (“Also, while we may pursue any acquisition opportunity in any business industry or section . . . .”).  Accordingly, we believe no additional disclosure is necessary.

16.
We note the disclosure in the third paragraph of this section regarding China Holdings Acquisition Corp. Please tell us whether your directors and officers have been or are affiliated with any other blank check companies.

Other than China Holdings Acquisition Corp., none of the Company’s directors or officers has been or is affiliated with any other blank check companies.

17.	Please revise your disclosure in the third paragraph to identify any benefits your executive officers and directors received as a result of their association with China Holdings Acquisition Corp.

The Registration Statement has been amended (pages 2 and 68) in accordance with the Staff’s comment.

18.
We note the disclosure in the last sentence of the first full paragraph on page two. Please revise to illustrate the scenario in which you obtain a controlling interest but own a minority interest in the combined entity.

The Registration Statement has been amended (pages 2, 11 and 41) in accordance with the Staff’s comment.

19.
We note the disclosure in the second bullet point of the second paragraph on page two. Please revise to discuss the role your officers and directors will have in the company following the completion of the business combination. Please illustrate by comparing to the role they had in China Holdings Acquisition Corp. following the completion of its business combination.

The Registration Statement has been amended (pages 3 and 69) in accordance with the Staff’s comment.

20.	We note your statement on page two that you will seek companies with potential for “strong free cash flow generation.” Please revise your disclosure to define “free cash flow.”

The Registration Statement has been amended (pages 3 and 69) in accordance with the Staff’s comment to replace the term “free cash flow” with “positive operating cash flow”).

21.	Please revise the last bullet on page two to disclose the factors you will consider in determining if a company will benefit from being publicly traded.

The Registration Statement has been amended (pages 3 and 69) to delete the bullet point entitled “Benefit from being a public company.”

22.
We note the disclosure in the fifth paragraph on page three illustrating the prior transactions in which your officers and directors participated. Please clarify whether they participated in the referenced transactions in the same or substantially similar capacity as they will participate in overseeing the operations of your company.

The Registration Statement has been amended (pages 4, 71) in accordance with the Staff’s comment.

The Offering, page 5

23.	Please revise the disclosure under each subheading in this section to provide, to the extent applicable, cross-references to the relevant risk factors.

The Registration Statement has been amended (pages 7, 12, 13, 16 and 17) in accordance with the Staff’s comment.

Redemption of public shares and distribution and liquidation if no business combination, page 16

24.	We refer to your disclosure in the last paragraph of this section. Please disclose the following:

•	The approximate dollar amount that you believe these individuals are capable of funding; and

•	Whether you have independently verified whether these individuals have sufficient funds to satisfy their indemnity obligations.

The Registration Statement has been amended (pages 19, 30, 81 and 137) in accordance with the Staff’s comment.

25.
Please further advise us as to whether the indemnification agreements with these individuals are listed in the exhibit index to be filed by amendment. If not, please file the agreements as exhibits to your registration statement.

We respectfully submit that the indemnification agreement with the referenced individuals is contained in the side letter, which is attached as Exhibit 10.3 to Amendment No. 1.

Risks, page 18

26.
Please revise the first sentence to state that you are a newly formed blank check company with no operations and no revenues to date. Please also comply with this comment in the first risk factor on page 20.

The Registration Statement has been amended (pages 21 and 23) in accordance with the Staff’s comments.

Risk factors, page 20

27.
We note your disclosure on page 102 in which you state that you do not intend to hold an annual meeting of shareholders until after you consummate your initial business combination. Please include a risk factor to disclose the risk this poses to your investors in the event that it takes you more than one year to acquire a business.

The Registration Statement has been amended (page 43) in accordance with the Staff’s comment.

If we are unable to complete our initial business combination within..., page 21

28.	Please revise to clarify the amount that they will receive if the over-allotment is not exercised. In this regard, we note the disclosure in the second risk factor on page 25.

The Registration Statement has been amended (page 24) in accordance with the Staff’s comment.

Absence of certain statutory regulation, page 28

29.	Please revise the risk factor heading to clearly identify the risk posed to your company.

The Registration Statement has been amended (page 31) in accordance with the Staff’s comment.

We are not registering the ordinary shares…, page 30

30.
We note the disclosure here and on page 105 regarding the potential cashless exercise of the warrants. Please be advised that exemption from registration set forth in Securities Act Section 3(a)(9) would not be available with respect to the cashless exercise of the warrants. Please revise accordingly.

We respectfully submit that Section 3(a)(9) exempts from registration, “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

We believe that Section 3(a)(9) exempts from registration the issuance of our common stock upon a cashless exercise of warrants because:

(a)	The securities are exchanged into securities of the same issuer;

(b)	The exchange is available only to existing security (warrant) holders of the issuer;

(c)
The terms of the cashless exchange provide that the warrant holder does not pay any commission or other remuneration at the time of the exchange (other than the securities being exchanged) at the time of exchange; and

(d)	The exchange does not involve the payment of compensation for soliciting the exchange.

In particular, we believe that a cashless exercise of warrants is not considered a payment of any commission or other remuneration because the Division of Corporate Finance, in question 132.13 to its Compliance and Disclosure Interpretations to the Securities Act Rules, stated that the analysis of a cashless exercise is similar under Rule 144(d)(3)(x) and Section 3(a)(9).

In that regard we believe that the exemption under Section 3(a)(9) is available to the cashless exercise of our warrants, and the common stock issuable upon such exercise would not be restricted.  (The securities received under a Section 3(a)(9) exchange assume the character of the exchanged securities. See Compliance and Disclosure Interpretations to the Securities Act Sections, Question 125.08.)

We may seek investment opportunities outside of our management’s area..., page 31

31.	Please revise the risk factor heading to clearly identify the risk posed to your company.

The Registration Statement has been amended (page 34) in accordance with the Staff’s comment.

The determination of the offering price of our units and the size of this offering..., page 41

32.	Please revise your disclosure to state the “other factors” you deemed relevant in determining the offering price of the units and the size of the offering.

The Registration Statement has been amended (page 45) to delete the reference to “other factors” in accordance with the Staff’s comment.

Our memorandum and articles of association permit the board of directors..., page 44

33.
We note your disclosure on page 104 regarding your authority to issue preferred shares. Please revise your risk factor to disclose that you may issue some or all of the preferred shares to effect a business combination.

The Registration Statement has been amended (page 47) in accordance with the Staff’s comment.

Risks Associated with Acquiring and Operating a Business in Emerging Countries, page 45

If we acquire control of a target business through contractual arrangements..., page 46

34.	Please revise your disclosure to also include China as an example of a geographic region where the government has restricted or limited participation in certain industries.

The Registration Statement has been amended (page 49) in accordance with the Staff’s comment.

Currency policies may cause a target business’ ability to succeed..., page 47

35.
We note your statement that your initial objective is to acquire a business with its primary operations in Asia. If you intend for Asia to be your sole initial target market, please revise your prospectus throughout accordingly for consistency. Otherwise, please delete this statement.

The Registration Statement has been amended (page 51) in accordance with the Staff’s comment.

Use of proceeds, page 51

36.
Please confirm that you will file as an exhibit the agreement governing your arrangement with Global Cornerstone Holdings, LLC for it to provide office space, administrative services and secretarial support.

We respectfully submit that we previously filed as Exhibit 10.6 to the Registration Statement the letter agreement governing our relationship with Global Cornerstone Holdings LLC for it to provide office space, administrative services and secretarial support to us. We are refiling this Exhibit 10.6 because it has been amended and restated in connection with the payment of the management fee to Global Cornerstone Holdings, LLC.

37.
We note your disclosure in the last paragraph on page 53. Please revise the second sentence to clarify whether your repayment of any loaned amounts from your sponsor or affiliates would be paid from the trust account in the event that you consummate an initial business combination.

The Registration Statement has been amended (page 57, 64, 66 and 108) in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition..., page 60

Liquidity and Capital Resources, page 61

38.
We note your disclosure on page F-13 that an unsecured promissory note in the amount of $100,000 was issued to Global Cornerstone Holdings LLC. Please revise your disclosure in this section to state that the terms of the note.

The Registration Statement has been amended (page F-13) in accordance with the Staff’s comment.

Proposed Business, page 65

Tendering share certificates in connection with a tender offer..., page 75

39.
We note your disclosure that you may require your public shareholders to exercise their redemption rights or tender their certificates prior to the date set forth in the tender offer documents. Please revise your disclosure to clarify whether, under these circumstances, the tender offer will be held open for the required period prescribed under the Exchange Act tender offer rules.

As described in the first paragraph of page 79, a shareholder would have from the time we send out our tender offering materials until the close of the tender offer period to tender its shares if it wishes to exercise its redemption rights.  In accordance with the Staff’s comment, the Registration Statement has been amended (page 78) to clarify that certificates must be tendered two business days prior to the vote only in the event there is a shareholder vote on the proposal to approve a business combination.

Management, page 89

40.
We note your statement that Mr. Stein has been on the board of directors of several companies, including those that you have provided. Please confirm that you have listed all directorships held by Mr. Stein during the past five years. See Item 401(e)(2) of Regulation S-K.

The Registration Statement has been amended (page 96) to list all directorships held by Mr. Stein during the past five years in accordance with the Staff’s comment.

Executive Officer and Director Compensation, page 93

41.
We note your statement that none of your executive officers or directors received any cash compensation for services rendered. Please revise to clarify whether your executive officers and directors have received any compensation, cash or non-cash.

The Registration Statement has been amended (page 99) in accordance with the Staff’s comment.

Anti-Money Laundering-British Virgin Islands, page 118

42.	Please move this section to a more appropriate location in your prospectus, as it does not appear to relate to your securities eligible for resale disclosure.

The Registration Statement has been amended to move the referenced language to the section entitled “British Virgin Islands Company Considerations” (page 123) in accordance with the Staff’s comment.

Statement of Cash Flows, page F-6

43.
We note the deferred offering costs currently classified as an operating activity. Please reclassify this item as a financing activity or explain to us how your presentation complies with ASC Topic 230-10-45-15.

The Statement of Cash Flows has been amended to reclassify deferred offering costs as a financing activity (page F-6) in accordance with the Staff’s comment.

Signatures

44.	Please provide the signature of your authorized representative in the United States. Please refer to Instruction 1 to Signatures of Form S-1.

The Registration Statement has been amended (Signature Page) to provide the signature of our authorized representative in the United States in accordance with the Staff’s comment.

Exhibit 23.1

45.	Please revise your filing to include a signed and properly dated audit consent.

The Registration Statement has been amended (Exhibit 23.1) to include a signed and properly dated audit consent in accordance with the Staff’s comment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

GLOBAL CORNERSTONE HOLDINGS LIMITED

By:	/s/ James D. Dunning, Jr.
James D. Dunning, Jr.
Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP